

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2015

Via E-mail
David F. Keffer
Executive Vice President and Chief Financial Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed August 8, 2014**
> **File No. 333-83780**

Dear Mr. Keffer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls & Procedures, page 44

1. Tell us what consideration you gave to providing the disclosures required by Item 308(a) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 66

2. Tell us what consideration you gave to the requirement to include an exhibit to show the computation of your ratio of earnings to fixed charges. Refer to Item 601(b)(12) and Item 503(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief